Ballard Board of Directors Appoints Gerri Sinclair

For Immediate Release – January 04, 2006

Vancouver, Canada — Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced today the appointment of Dr. Gerri Sinclair to its Board of Directors, effective immediately. Dr. Sinclair is currently the Chair of the Canada Telecom Policy Review Panel, and advises Federal Industry Minister David Emerson and the Federal Government of Canada on the policy and regulatory environment required to provide Canada with an advanced telecommunications framework.

Dr. Sinclair was formerly the General Manager of MSN Canada, as well as the founder and CEO of NCompass Labs, an Internet content management company acquired by Microsoft in 2001. A former IBM Consulting Scholar and visiting scientist at IBM Research, Dr. Sinclair was also the president of the British Columbia Government Premier’s Technology Council.

“Gerri’s track record of success in creating value in early stage technology companies makes her a great addition to the Ballard Board,” said John Sheridan, Ballard’s Chairman of the Board and Interim President and Chief Executive Officer. “In addition, she has solid experience working with government, at both the provincial and federal levels. Because of the leadership role that government needs to play in the introduction and advancement of disruptive technologies, Gerri’s understanding of the political realm will be a great asset to the Ballard team.”

Dr. Sinclair has served on several government and corporate boards including Telus Corporation and BC Telecom, and is currently a director of the Toronto Stock Exchange, the British Columbia Competition Council, the Canadian Foundation for Innovation and the Canadian Communications Research Council. She holds a Ph.D. as well as an honorary Doctor of Science from the University of British Columbia.

About Ballard
Ballard Power Systems is recognized as the world leader in the design, development and manufacture of zero-emission proton exchange membrane fuel cells. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

For further information, or to arrange an interview with a Ballard spokesperson, please call Rebecca Young at 604-454-0900. Ballard and the Ballard logo are registered trademarks of Ballard Power Systems Inc.